Filed by CareScience, Inc.
pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rules 14a-12 and 14d-9 under the Securities and Exchange Act of 1934

	Subject Company:	CareScience, Inc.
.	Commission File No	0-30859

This filing relates to a merger transaction among CareScience, Inc., Quovadx, Inc., a Delaware corporation, and Carlton Acquisition Corp., a Pennsylvania corporation and a wholly-owned subsidiary of Quovadx, Inc., pursuant to an Agreement and Plan of Merger dated as of August 13, 2003.  The Agreement and Plan of Merger is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by CareScience, Inc. on August 14, 2003, and is incorporated in this filing by reference.

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Filed by CareScience, Inc.
pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rules 14a-12 and 14d-9 under the Securities and Exchange Act of 1934

	Subject Company:	CareScience, Inc.
.	Commission File No	0-30859

This filing relates to a merger transaction among CareScience, Inc., Quovadx, Inc., a Delaware corporation, and Carlton Acquisition Corp., a Pennsylvania corporation and a wholly-owned subsidiary of Quovadx, Inc., pursuant to an Agreement and Plan of Merger dated as of August 13, 2003.  The Agreement and Plan of Merger is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by CareScience, Inc. on August 14, 2003, and is incorporated in this filing by reference.

Web Services Anywhere

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Access Any Data

Perform Any Process

From Anywhere…

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Additional Information Regarding the
CareScience Acquisition

In this presentation we will be discussing Quovadx’s proposed anticipated acquisition of CareScience, Inc.  Quovadx intends to commence an exchange offer for the outstanding shares of CareScience and to file with the Securities and Exchange Commission (SEC) a Schedule TO and Registration Statement on Form S-4 relating to the exchange offer.  CareScience intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the exchange offer.  Quovadx expects to mail a Prospectus/Offer to Exchange and related offer materials to stockholders of CareScience, and CareScience expects to mail a Schedule 14D-9 to its stockholders. Investors and security holders are urged to read these documents carefully when they are available because they will contain important information about the transaction. Documents filed by Quovadx with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at Quovadx’s website at www.quovadx.com.  Documents filed by CareScience with the SEC may be obtained without charge at the SEC’s website and at CareScience’s website at www.carescience.com.

In addition to the Registration Statement on S-4, Schedule TO, Prospectus/Offer to Exchange and Schedule 14D-9, Quovadx and CareScience file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Quovadx or CareScience at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the commission’s other public reference rooms in New York, N.Y. and Chicago, Ill. Please call the SEC at 800-SEC-0330 for further information on the public reference rooms. Quovadx and CareScience filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the commission at www.sec.gov.

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Forward-Looking Statements

Certain statements in this presentation are “forward-looking statements” within the meaning of the the Private Securities Litigation Reform Act of 1995, including statements regarding the timing and expected completion of the CareScience acquisition, the anticipated effect of the acquisition on Quovadx’s sales growth, revenue, cost structure, earnings and financial condition, the anticipated improvement in Quovadx’s position in the industry in which it competes as a result of the transaction, and the expected effect of the transaction on Quovadx’s product offerings.  These statements reflect management’s current expectations regarding future events, speak only as of the date of this release may differ materially from actual future events.  These statements are subject to a number of risks and uncertainties, including risk relating to consummation of the CareScience acquisition, potential difficulties in the assimilation CareScience’s operations, technologies and products, the risk of loss of key personnel of CareScience, diversion of management attention from other business concerns, and risk that the foregoing and other factors will not yield the expected accretion in the future.  We do not undertake any obligation to update or correct any forward-looking statements included in this release to reflect events or circumstances occurring after the date of this release.

QUOVADX is a trademark of Quovadx, Inc.  CareScience is a trademark of CareScience, Inc.  All other company and product names mentioned may be trademarks of the companies with which they are associated.

Quovadx Announces Acquisition of CareScience –
Extends Leadership in the Healthcare Industry

[QUOVADX LOGO]	QVDX:
Trailing Twelve Months Revenue: $67.4M

[CARESCIENCE LOGO]	CARE:
Trailing Twelve Months Revenue: $13.5M

CareScience Acquisition

•        $28 Million Transaction (Includes Approximately $14 Million Acquired Cash)

•         $1.40 Cash per Share ($18.6 Million)

•         0.1818 Share QVDX per CARE share

•        2.4 Million new QVDX shares to be issued

•        Transaction, Net of Cash, Valued at 1X Trailing Twelve Months Revenue

•        Highly Visible, High Margin, Recurring Revenue Model with Significant Backlog

•        Expected to be Accretive to 2004 Results

CareScience at a Glance

•	Trailing 12 Months:
	•	Revenue:	$13.5 Million
	•	Gross Profit:	$6.7 Million
	•	Gross Margin:	50%
	•	R & D:	$4.1 Million
	•	SG&A:	$9.2 Million

•	Balance Sheet at 6.30.03:
	•	Cash & Investments:	$14.6 Million
• $0.3 Million Debt
	•	Working Capital:	$10.7 Million

•	Revenue Backlog at 6.30.03:		$33.2 Million

CareScience Offerings

•        Solutions Provider to Hospitals and Healthcare Systems

•         Care Management System for Quality Measurement and Care Management

•         Care Data Exchange for Cross-enterprise Data Sharing and Patient-centric Data Access

•         Care Management Services Ranging from Consulting and Facilitation to Care Management Business Process Outsourcing Partnerships

Identified Synergies

•        Revenue Opportunity

•         Cross-Sell CareScience Products to 1700 Quovadx Health Care Customers

•         Offer QUOVADX™ Technology to CareScience Customers

•        Cost Reduction Opportunity

•         Elimination of Public Company Costs

•         Data Center Consolidation

•         R & D Synergies

•         Absorption of General and Administrative Functions

CareScience Strategic Fit

•        CARE Offers:

•         Deep Care Management and Clinical Process Improvement Expertise

•         Industry-leading Care Process Analysis Technology

•         Over 170 Hospital Customers in 34 States

•         Highly Visible, High Margin, Recurring Revenue Model with Significant Backlog

•        QVDX Offers:

•         Integration Platform and Adaptive Applications

•         Complementary Product Offerings, R&D Efforts

•         Growing Sales Force and Distribution Network

•         Over 3500 customers, 1700 in Healthcare

Quovadx Creates Competitive Process Advantage

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Company Profile

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450 professionals in nine U.S. offices and one in the U.K

Quovadx Customers - 3500+

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Our Strategic Evolution

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Market Opportunity

•        Two Major Market Segments

•         Worldwide Application Integration Spending

•        $5 billion in 2000; $9 billion in 2005

•         Global Healthcare IT spending

•        $69 billion in 2002; $103 billion in 2006

•        Quovadx Emphasizes Key Customer Priorities

•         Providers

•        Clinical Quality, Reimbursement Improvement, Facility and Resource Utilization

•         Payers

•        Controlling Employer Costs, Sophisticated Disease Mgmt., Managing Drug costs, CRM

•         Pharma

•        Integration, Multichannel CRM, Post Merger Integration, 21CFR Part 11

•         IT

•        HIPAA, E-Health

Source: Gartner 2002, 2003

Focus on Strategic Sectors

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Leading the Way in Web Services

•        Quovadx Core Competency is XML

•         Tremendous Advantage

•         Avoid Translation, Complexity, etc.

•        WS-I Leadership - Demonstrating Supply Chain Application on WS-I Test Site

•        Major Advantage to Healthcare Organizations

•         Reuse of Laboratory and Radiology Results

Software License Fee Multiplier

	License Fee	Recurring Revenue	Professional Services
(Mtce, Hosting, Transaction Fees)
Expected 3-Year Value as a Percentage of License Fee
ADAPTIVE APPLICATIONS
Provider Adaptive Framework
Cash Accelerator
The INSURENET Solution	$50K - $250K	250% - 500%	0% - 50%
QDX HIPAA Express	$100K - $250K	55% - 60%	50% - 100%
QDX Trading Partner Manager	$100K - $200K	55% - 60%	50% - 100%

Payer Adaptive Framework
Medical Management*	$500K - $1.5M	55% - 60%	150% - 500%

PLATFORM V COMPONENTS
Business Process Management	$200K - $500K	55% - 60%	100% - 200%
Integration	$50K - $250K	55% - 60%	50% - 100%
Legacy Integration	$10K - 50K	55% - 60%	0% - 50%

* Includes Utilization Manager, Case Management, Disease Management, and Customer Focus

Vendor Comparison

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Quarterly License Revenue - Sequential Growth

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Market Share

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No Clear Winners

Quarterly License Revenue

[CHART]

License Rev. As % of Total	11%	18%	24%	31%	38%

Revenue Mix

6 Months 2003

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4th Qtr. 2004 Target

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Target Operating Model

	Percent of Revenue	Target Margin
Revenue
License	50%	85% - 90%
Services	20%	45% - 50%
Recurring	30%	45% - 50%
Gross Margin		65% - 70%

Operating expenses:
Sales and Marketing	~22%
General and Administrative	~13%
Research and Development	~10%
Total operating expenses	~45%

Operating Margin		20% - 25%

Margin Comparisons:
2Q03 vs1Q03

Segment	Q2/03	Q1/03

Software license fees	$7,242	$5,340
Cost of revenue	2,158	2,928
Gross margin	5,084	2,412
Margin %	70.2%	45.2%

Professional services	$4,317	$4,554
Cost of revenue	3,129	3,003
Gross margin	1,188	1,551
Margin %	27.5%	34.1%

Recurring revenue	$7,785	$7,539
Cost of revenue	5,164	4,889
Gross margin	2,621	2,650
Margin %	33.7%	35.2%

Total Revenue	$19,344	$17,433
Cost of revenue	10,451	10,820
Gross margin	8,893	6,613
Margin %	46.0%	37.9%

2Q03 vs. 1Q03 GAAP Results

(In Thousands, except per share)	2Q03	1Q03	Change
Gross margin	$8,893	$6,613	$2,280

Selling and marketing	4,052	3,842	210
General & administrative	3,146	3,030	116
Research and development	2,246	2,247	(1)
Amortization of acquired intangibles	307	457	(150)
Total costs and expenses	9,751	9,576	175

Operating earnings (loss)	(858)	(2,963)	2,105
Interest income, net	207	189	18
Net income (loss)	$(651)	$(2,774)	$2,123

Earnings (loss) per share (basic and diluted)	$(0.02)	$(0.09)	$0.07

Weighted average shares (basic and diluted)	30,406	30,188	218

EBITDA	$1,538	$(149)	$1,687

Balance Sheet Highlights

(In Thousands, except per share and DSO)	6/30/2003	3/31/2003

Cash, cash equivalents and short-term investments	$42,091	$44,909

Per share	$1.38	$1.49

Accounts receivable	$16,799	$18,964

DSO	78	98

Note Receivable	$2,318	$2,543

Working capital	$48,767	$49,507

Total assets	$97,574	$103,832

Stockholders’ equity	$83,945	$84,178

Book value per share	$2.75	$2.79

Q2 Cash Usage

Review of Second Quarter Cash Usage (In Thousands)

‘Cash’ Earnings	$1,947

Cash Used in Operating Activities:

Decrease in Unearned Revenues	2,054
Decrease in Other Assets	(2,856)
Decrease in Receivables	(3,262)
Decrease in Payables & Accrued Liab.	157

Net Cash Used in Operating Activities	(1,960)

Investing and Financing Activities
• PP&E Additions	(273)
• Capitalized Software	(1,002)
• Other	417

Net Change in Cash	$(2,818)

QVDX – An Attractive Investment

•        Growth Strategies

•         Pursue Web Services

•         Extend Business Model to New Markets

•         Further Develop Partner and Distributor Alliances

•        Investment Appeal

•         Operate in Large, Growing Market

•         Offer Attractive ROI for Customers

•         Highly Leveraged Model

•         Solid Balance Sheet, No Debt